August 10, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-5546

Attention:	Don Abbott, Senior Staff Accountant
Christine Allen, Staff Accountant

Re:	Oncothyreon Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
File No.: 001-33882

Ladies and Gentlemen:

Oncothyreon Inc. (the “Company”), submits this letter in response to the verbal comment from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received during a teleconference on August 6, 2012 related to the impact of two warrant agreements entered into in May 2009 and September 2010 on the determination of diluted earnings (loss) per share.

In May 2009 and September 2010, the Company issued warrants to purchase its common stock in connection with equity financings. Under certain circumstances, such warrants may be settled in common stock or cash at the election of the holders. Because these instruments may be settled for cash in certain circumstances, the warrants are recorded as a liability at fair value on the balance sheet. The change in fair value of the warrants is reflected as other income or expense in the Company’s consolidated statement of operations.

The calculation of diluted earnings (loss) per share requires that, to the extent the average market price of the underlying shares for the reporting period exceeds the exercise price of the warrants, adjustments to net income or net loss used in the calculation are required to remove the change in fair value of the warrants for the period, if the adjustment is dilutive. The Company failed to make such adjustments to the diluted earnings (loss) per share calculations for the quarterly periods ended March 31, 2010, September 30, 2011, March 31, 2012 as well as the for the year ended December 31, 2010 and the impact would have been dilutive. The adjustment would have been anti-dilutive or the warrants were out-of-the-money for all other periods.

August 10, 2012

A summary of the impact of the correction of the errors on diluted earnings (loss) per share amounts are as follows:

	Three Months Ended March 31, 2012	Three Months Ended September 30, 2011	Three Months Ended March 31, 2010	Year Ended December 31, 2010
Diluted earnings (loss) per share—as originally reported	$0.21	$0.22	$(0.03)	$(0.58)
Difference in diluted earnings (loss) per share	(0.34)	(0.37)	(0.17)	(0.14)

Diluted (loss) per share—restated	$(0.13)	$(0.15)	$(0.20)	$(0.72)

The Company has determined that restatements are required to previously-reported diluted earnings for the affected periods and therefore intends to amend its Annual Report on Form 10-K for the year ended December 31, 2011 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 accordingly.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

August 10, 2012

We appreciate the Staff’s comment and request that the Staff contact the undersigned at (206) 801-2100 or Michael Nordtvedt of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company, at (206) 883-2500 with any questions or comments regarding this letter. Thank you for your assistance.

Very truly yours,

ONCOTHYREON INC.

/s/ Julia M. Eastland
Julia M. Eastland
Chief Financial Officer

cc:	Robert Kirkman, President and Chief Executive Officer
Oncothyreon Inc.

Patrick J. Schultheis, Member
Michael Nordtvedt, Member
Wilson Sonsini Goodrich & Rosati, P.C.

Kathy Smith
Ernst & Young LLP